UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VALE S.A.

(Name of Subject Company (Issuer))

Vale S.A.

(Names of Filing Persons (Issuer))

Preferred class A shares of Vale S.A., no par value per share (including in the form of American Depositary Shares) (Title of Class of Securities)	N/A 91912E204 (CUSIP Number)

Luciano Siani Pires

Chief Financial Officer

Avenida das Américas, 700 – Bloco 8 – Loja 318

22640-100 Rio de Janeiro, RJ, Brazil

Tel: +55 21 3814 8888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Nicolas Grabar

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

*                 No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO relates to a possible tender offer by Vale S.A. (“Vale” or the “Company”), a corporation (sociedade por ações) organized under the laws of the Federative Republic of Brazil, for all or a portion of the Company’s preferred class A shares (the “Shares”), without par value per share, including in the form of American Depositary Shares.  The attached communications have been made public in Brazil relating to the possible tender offer.

These materials are neither an offer to purchase nor a solicitation of an offer to sell any securities. Vale has not commenced a tender offer for the Shares. If required by applicable law and if the transactions described herein occur, Vale intends to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO.  Holders of the Shares and American Depositary Receipts representing the Shares are encouraged to read such documents carefully when they become available, and as they may be amended from time to time, before making any decision with respect to the potential offer, because they will contain important information.  If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov.  In addition, if and when filed, Vale will provide copies of such documents free of charge to holders of the Shares.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Notice of Meeting — Extraordinary Shareholders’ Meeting (English translation)

2	Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting, dated June 27, 2017 (English translation)

3	Absentee Ballot (English translation), Exhibit I to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

4	Proposal for the Transaction (English translation), Exhibit II to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

5

Filing and Justification of Merger of Valepar S.A. into Vale S.A., with its respective exhibits (including the Appraisal Report of the Financial Economic Value of Valepar and Vale, and the Accounting Appraisal Report of Valepar’s Shareholders’ Equity) (English translation), Exhibit III to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

6	Financial Statements of Vale S.A. of December 31, 2016 (English translation), Exhibit IV to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

7	Financial Statements of Valepar S.A. of December 31, 2016 (English translation), Exhibit IV to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

8

Information required by Article 20-A of CVM Instruction 481/2009 and List of Administrative and Judicial Proceedings involving Valepar (English translation), Exhibit V to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

9	Vale S.A. Bylaws (English translation), Exhibit VI to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

10

Report on the Proposed Amendment, containing the Origin and Justification of the Amendments and Analysis of their Legal and Economic Effects, pursuant to Article 11 of CVM Instruction 481/2009 (English translation), Exhibit VII to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

11

Minutes of the Meetings of Vale S.A.’s Executive Board and Board of Directors dated as of May 11, 2017 (English translation), Exhibit VIII to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

12	Opinion of the Fiscal Council of Vale S.A., dated May 11, 2017 (English translation), Exhibit IX to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

13

Information about the Appraiser pursuant to Article 21 of CVM Instruction 481/2009, including a Copy of the Work Proposals (English translation), Exhibit X to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

14	Information Required by Article 8 of CVM Instruction 481/2009 (English translation), Exhibit XI to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting